

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2013

<u>Via E-mail</u>
Mr. Paul McGinn
Chief Executive Officer and President
CIG Wireless Corp.
Five Concourse Parkway, Suite 3100
Atlanta, Georgia 30328

> **Re:** **CIG Wireless Corp**
> **Form 10-K for Transition Period from October 1, 2012 to December 31, 2012**
> **Filed February 14, 2013**
> **File No. 000-53677**

Dear Mr. McGinn:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Travis Gering
        Michael Gershon
        Wuersch & Gering LLP